VIA EDGAR

April 21, 2023

U.S. Securities and Exchange Commission
100 F Street, N.E.
Division of Corporation Finance
Washington, D.C. 20549
Attention: Madeline Joy Mateo, Tonya K. Aldave, William Schroeder and Ben Phippen

Re:	Re: NewtekOne, Inc. Registration Statement on Form S-3 Filed January 27, 2023 (as amended by Amendment No. 1 filed on March 6, 2023 and Amendment No. 2 filed on March 31, 2023) File No. 333-269452

Ladies and Gentlemen:

On behalf of NewtekOne, Inc. (the “Company”), set forth below are the responses of the Company to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated April 17, 2023, regarding the Company’s Registration Statement on Form S-3 (the “Registration Statement”) filed with the Commission on January 27, 2023, Amendment No. 1 to the Registration Statement filed with the Commission on March 6, 2023 (“Amendment No. 1”) and Amendment No. 2 to the Registration Statement filed with the Commission on March 31, 2023 (“Amendment No. 2”). In connection with this letter, an amendment to the Form S-3 (“Amendment No. 3”) has been submitted to the Commission on the date hereof.

For your convenience, the Staff’s comments are set forth in bold, followed by responses on behalf of the Company. Capitalized terms used but not otherwise defined herein shall have the meanings assigned to such terms in Amendment No. 3.

Amendment No. 2 to Registration Statement on Form S-3

General

1.We have referred this filing to the staff of the Division of Investment Management for assessment of your status under the Investment Company Act of 1940. Staff in that division may contact you separately in connection with their review.
Response: The Company acknowledges the Staff’s comment.
2.In light of recent market events and activities within the banking sector, please revise Business, Risk Factors, Management’s Discussion and Analysis and other sections, where appropriate, to address any material impact these events and activities have had on your financial condition, operations, customer base, liquidity, capital position and risk profile. For example, consider the need to further expand your discussion of interest rate risk and asset/liability management policies and discuss any changes management has undertaken in response to the recent events and activities.

Response: The Company notes the additional disclosure included in Amendment No. 3 under the Risk Factor on Page 18 captioned “Recent events in the banking sector may have an adverse effect on aspects of our results of operations and the price of our common stock” however as stated therein the Company believes that its client base and business model differs from those of the banking organizations which are under the most scrutiny at the present time and has not observed material or adverse impact to its own financial condition, operations, customer base, liquidity, capital position and risk profile resulting directly from the recent market events and activities in the banking sector. The Company notes that it released a press release on April 4, 2023 (which was furnished as an exhibit to the Company’s Current Report on Form 8-K on April 6, 2023) in which the Company provided a detailed update on a number of key indicators related to the current events and activities in the banking sector, including capital ratios, asset levels and composition, levels of deposit funding, share of uninsured deposits and loan closing volumes and interest margins. The Company will continue to evaluate market events and conditions and provide any additional information to investors that may be required in its public filings and periodic reporting, including with respect to any material developments or impacts that may arise as a result of wider sector events or conditions.
3.We note your references throughout the registration statement to the Operating Agreement with the OCC. Please include a separate section that describes material terms of this agreement.
Response: The Company notes the disclosure added on Page 11 of Amendment No. 3 which sets forth material terms of the Operating Agreement.
Limits on Activities and Approval Requirements, page 11
4.We note your response to our prior comment 4 and reissue in part. Please revise your disclosure to explain what “broader array of financial activities” you are permitted to engage in and clarify whether you have satisfied conditions outlined in the Gramm-Leach- Bliley Act of 1999. If you have not satisfied such conditions at this time, disclose how and when you plan to satisfy them.
Response: The Company notes the revisions on Page 12 of Amendment No 3. On November 18, 2022 the Federal Reserve approved the Company’s election to become a financial holding company, which means those conditions were satisfied.

If you have any questions or require any additional information in connection with the filing, please do not hesitate to contact the undersigned at (212) 356-9500.

Very truly yours,

/s/ Barry Sloane
Barry Sloane
Chief Executive Officer, President and Chairman of the Board

cc:	Michael Schwartz, Chief Legal Officer, Chief Compliance Officer and Corporate Secretary
Jared M. Fishman, Sullivan & Cromwell LLP